UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 333-125907

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q   ☐ Form 10-d ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2007

☐             Transition Report on Form 10-K
☐             Transition Report on Form 20-F
☐             Transition Report on Form 11-K
☐             Transition Report on Form 10-Q
☐             Transition Report on Form N-SAR

For the Transition Period Ended: ______________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

LEGACY COMMUNICATIONS CORPORATION
Full name of registrant

Former name if applicable

210 NORTH 1000 EAST
Address of principal executive office (street and number)

ST. GEORGE, UTAH 84770
City, state and zip code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of financial limitations, the Registrant’s was unable to provide its quarterly financial information to its independent accountants in time for its independent accountants to complete a review before the filing date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
E. Morgan Skinner, Jr.	(435)	628-1000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
☒ Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 ☒ Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LEGACY COMMUNICATIONS CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

5/15/2007 Date: ____________	/s/ E. Morgan Skinner, Jr. By: ___________________________________________ Name: E. Morgan Skinner, Jr. Title: Chief Executive Officer

On March 27, 2007, AM Radio 790, Inc, a wholly-owned subsidiary of Legacy Communications Corporation, completed the sale of assets relating to radio station KBET(AM), 790 kHz, Winchester, Nevada (FCC Facility ID No. 136292) to KDWN License Limited Partnership, an affiliate of Beasley FM Acquisition Corp. for an aggregate purchase price of $2,500,000 in cash. There were no similar transactions in the same period ended March 31, 2006.